UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

VERAMARK TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

923351100

(CUSIP Number)

John C. Rudolf Summit Capital Management, LLC 600 University Street, Suite 2304 Seattle, Washington 98101 (206) 447-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

SCHEDULE 13D
CUSIP No. 923351100	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Summit Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 7	SOLE VOTING POWER 0
	8 8	SHARED VOTING POWER 1,282,840 Shares
	9 9	SOLE DISPOSITIVE POWER 0
	10 10	SHARED DISPOSITIVE POWER 1,282,840 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,840 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,075,571 outstanding shares of common stock of the Company, as reported in the Company’s Quarterly Report on Form
10-Q, filed with the Securities and Exchange Commission on November 13, 2007. The Reporting Persons note that the percentage ownership of the Company’s common stock on a fully diluted basis is significantly lower than reported herein due to the large number of stock options, owned by the Company’s management, directors and former management.

SCHEDULE 13D
CUSIP No. 923351100	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Summit Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 7	SOLE VOTING POWER 0
	8 8	SHARED VOTING POWER 1,282,840 Shares
	9 9	SOLE DISPOSITIVE POWER 0
	10 10	SHARED DISPOSITIVE POWER 1,282,840 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,840 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14% (2)
14	TYPE OF REPORTING PERSON OO

(2) See footnote 1 above

SCHEDULE 13D
CUSIP No. 923351100	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Summit Special Situations Fund, LP
2	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 7	SOLE VOTING POWER 0
	8 8	SHARED VOTING POWER 1,282,840 Shares
	9 9	SOLE DISPOSITIVE POWER 0
	10 10	SHARED DISPOSITIVE POWER 1,282,840 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,840 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14% (3)
14	TYPE OF REPORTING PERSON PN

 (3) See footnote 1 above.

SCHEDULE 13D
CUSIP No. 923351100	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Farragut Partners LLC
2	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 7	SOLE VOTING POWER 0
	8 8	SHARED VOTING POWER 240,650 Shares
	9 9	SOLE DISPOSITIVE POWER 0
	10 10	SHARED DISPOSITIVE POWER 240,650 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,650 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65% (4)
14	TYPE OF REPORTING PERSON* OO

 (4) See footnote 1 above.

SCHEDULE 13D
CUSIP No. 923351100	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON John C. Rudolf
2	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 7	SOLE VOTING POWER 0
	8 8	SHARED VOTING POWER 1,523,490 Shares
	9 9	SOLE DISPOSITIVE POWER 0
	10 10	SHARED DISPOSITIVE POWER 1,523,490 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,490 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.79% (5)
14	TYPE OF REPORTING PERSON* IN

 (5) See footnote 1 above.

SCHEDULE 13D
CUSIP No. 923351100	Page 7 of 13 Pages

This Schedule 13D is filed by (i) Summit Capital Management, LLC (“Summit Capital Management”), (ii) Summit Capital Partners, LLC (“Summit Capital Partners”), (iii) Summit Special Situations Fund, LP (“Summit Special Situations”), (iv) Farragut Partners LLC (“Farragut”) and (v) John C. Rudolf, a natural person (“Rudolf” and collectively with Summit Capital Management, Summit Capital Partners, Summit Special Situations and Farragut, the “Reporting Persons”), and supersedes all prior Schedule 13D and Schedule 13G filings (including amendments) filed by the Reporting Persons with respect to the securities Veramark Technologies, Inc.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.10 per share (the “Common Stock”) of Veramark Technologies, Inc. (the “Company”), a Delaware corporation. The address of the Company's principal executive offices is 3750 Monroe Avenue, Pittsford, NY 14534.

Item 2.  Identity and Background

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(b)
The address of the principal business and/or principal office of Summit Capital Management, Summit Capital Partners, Summit Special Situations, Farragut and Rudolf is 600 University Street, Suite 2304, Seattle, WA 98101.

(c)
Rudolf is the Managing Member of Summit Capital Partners and President of Summit Capital Management. Summit Capital Partners is the general partner of Summit Special Situations. Rudolf owns a controlling interest in Summit Capital Partners and Summit Capital Management. Summit Special Situations purchases, holds and sells securities and other investment products. Summit Capital Management is the investment advisor to Summit Capital Partners, the general parner of Summit Special Situations. The principal business of Farragut is an investment partnership.

(d)
During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 923351100	Page 8 of 13 Pages

(f)	Summit Capital Management, Summit Capital Partners, Summit Special Situations and Farragut are each organized under the laws of Washington. Rudolf is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 14, 2008, copy of which is attached hereto as Exhibit 99.1.

Item 3.  Source and Amount of Funds or Other Consideration.

Summit Capital Management, Summit Capital Partners, Summit Special Situations and Rudolf utilized available cash assets in the aggregate amount of approximately $1.2 million to acquire beneficial ownership of the 1,282,840 shares of Common Stock of the Company reported herein. Funds for the purchase of the Common Stock of the Company were derived from general working capital. For purposes of Summit Capital Management, Summit Capital Partners, Summit Special Situations and Rudolf, “general working capital” includes cash on hand and margin account and other borrowings made in the ordinary course of business.

Farragut utilized available cash assets in the aggregate amount of approximately $123,000 to acquire beneficial ownership of 240,650 shares of Common Stock of the Company reported herein. Funds for the purchase of the Common Stock of the Company were derived from cash on hand.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock of the Company solely for investment purposes.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Company’s Common Stock, the Company’s operations, assets, prospects, and business development, the Company’s management, Company-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons may discuss their investment in the Company and the foregoing investment considerations with other stockholders, management, the Board of Directors, existing or potential strategic partners or competitors of the Company, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons' consideration of alternatives to increase stockholder value, including, without limitation,

SCHEDULE 13D
CUSIP No. 923351100	Page 9 of 13 Pages

maintenance of the Company as a stand-alone entity, a sale of the Company to an appropriate buyer, a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, or a change in the present Board of Directors and/or management of the Company. In addition, the Reporting Persons may acquire additional Company securities or may determine to sell, trade or otherwise dispose of all or some holdings in the Company in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives mentioned above.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)
(1)   Reporting Persons

Number of shares: 1,523,490

Percentage of shares: 16.79% (6)

(2)   Summit Capital Partners

Number of shares: 1,282,840

Percentage of shares: 14.14% (6)

(3)   Summit Capital Management

Number of shares: 1,282,840

Percentage of shares: 14.14% (6)

(4)   Summit Special Situations

Number of shares: 1,282,840

Percentage of shares: 14.14% (6)

(5)   Farragut

Number of shares: 240,650

Percentage of shares: 2.65% (6)

SCHEDULE 13D
CUSIP No. 923351100	Page 10 of 13 Pages

(6)   Rudolf

Number of shares: 1,523,490

Percentage of shares: 16.79% (6)

(6) Based on 9,075,571 outstanding shares of Common Stock of the Company, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2007. The Reporting Persons note that the percentage ownership of the Company’s common stock on a fully diluted basis is significantly lower than reported herein due to the large number of stock options, owned by the Company’s management, directors and former management.

(b)

(1)   Summit Capital Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,282,840 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,282,840 shares

(2)   Summit Capital Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,282,840 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,282,840 shares

(3)   Summit Special Situations

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,282,840 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,282,840 shares

SCHEDULE 13D
CUSIP No. 923351100	Page 11 of 13 Pages

(4)   Farragut

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 240,650 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 240,650 shares

(5)   Rudolf

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,523,490 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,523,490 shares

Summit Capital Management is the investment advisor of Summit Capital Partners. Summit Capital Partners is the general partner of Summit Special Situations. Rudolf is the Managing Member of Summit Capital Partners and the President of Summit Capital Management.

(c)  The following table sets forth the transaction effected by the Reporting Persons in the shares of Common Stock of the Company during the 60 days prior to the date of filing of this Schedule 13D. All such transactions were purchases of the Company’s Common Stock in open market transactions.

Date	Buyer	Number of Shares of Common Stock Purchased	Per Share Price
December 19, 2007	Summit Special Situations	14,500	$0.7151
December 20, 2007	Summit Special Situations	9,500	$0.7266
December 26, 2007	Summit Special Situations	2,100	$0.7375
January 4, 2008	Summit Special Situations	4,000	$0.7150

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 923351100	Page 12 of 13 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1  Joint Filing Agreement dated as of February 14 , 2008 by and among the Reporting Persons.

SCHEDULE 13D
CUSIP No. 923351100	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

SUMMIT CAPITAL MANAGEMENT, LLC

By:  /s/ John C. Rudolf
Name: John C. Rudolf
Title: President

SUMMIT CAPITAL PARTNERS, LLC

By:  /s/ John C. Rudolf
Name: John C. Rudolf
Title:Managing Member

SUMMIT SPECIAL SITUATIONS FUND, LP

By:  Summit Capital Partners, LLC,
General Partner

By:  /s/ John C. Rudolf
Name: John C. Rudolf
Title:Managing Member

FARRAGUT PARTNERS, LLC

By:  /s/ John C. Rudolf
Name: John C. Rudolf
Title:Managing Member

/s/ John C. Rudolf
John C. Rudolf

Schedule A

Directors and Executive Officers of Summit Capital Partners, LLC

Summit Capital Partners has no directors or officers.

Directors and Executive Officers of Summit Capital Management, LLC

Summit Capital Management has no directors or officers.

Directors and Executive Officers of Summit Special Situations Fund, LP

Summit Special Situations has no directors or officers.

Directors and Executive Officers of Farragut Partners LLC

Farragut has no directors or officers.

Exhibit 99.1

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Veramark Technologies, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2008.

SUMMIT CAPITAL MANAGEMENT, LLC

By:  /s/ John C. Rudolf
Name: John C. Rudolf
Title: President

SUMMIT CAPITAL PARTNERS, LLC

By:  /s/ John C. Rudolf
Name: John C. Rudolf
Title:Managing Member

SUMMIT SPECIAL SITUATIONS FUND, LP

By:  Summit Capital Partners, LLC,
General Partner

By:  /s/ John C. Rudolf
Name: John C. Rudolf
Title:Managing Member

FARRAGUT PARTNERS, LLC

By:  /s/ John C. Rudolf
Name: John C. Rudolf
Title:Managing Member

/s/ John C. Rudolf
John C. Rudolf